EXHIBIT 99.1

Cronos Group Inc. Launches New Recreational Brand Spinach™

TORONTO, Sept. 13, 2018 /CNW/ - Today, Cronos Group Inc. ("Cronos Group" or the "Company") is pleased to announce the launch of its second cannabis brand for the domestic recreational market, Spinach™.

On October 17, 2018, Canada is expected to become the first G7 country to federally legalize recreational cannabis. This watershed moment means that consumers in Canada will be able to purchase high quality Spinach™ without fear of persecution for their love of beautiful green plants.

"Cronos Group's first priority is responsible distribution so we made sure to select a brand name that we felt would not appeal to kids," said Mike Gorenstein, CEO of Cronos Group. "Spinach™ has been carefully curated to deliver on our promise to provide high-quality products to fun-loving mature adults who are sick of hearing about kale."

Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. Spinach™ has selected some of the most popular strains from Cronos Group's genetic library because when you're having fun, you should never have to worry about the quality of your Spinach™. Harmful additives don't have a place in good Spinach™, which is why quality control is the only think we take seriously. More information on how to Get-Your-Greens™ can be found at https://spinachcannabis.com/. Warning: Spinach™ may be a gateway to pizza.

Spinach™ is the second brand launched by Cronos Group for the domestic recreational market, following its premium brand COVE™. COVE™ products are high quality, hand-trimmed, terpene-rich, and never irradiated. More information about COVE™ can be found at https://www.covecannabis.ca/.

About Cronos Group
Cronos Group is a globally diversified and vertically integrated cannabis company with a presence across four continents. The Company operates two wholly-owned Canadian licensed producers regulated under Health Canada's Access to Cannabis for Medical Purposes Regulations: Peace Naturals Project Inc., which was the first non-incumbent medical cannabis license granted by Health Canada, and Original BC Ltd., which is based in the Okanagan Valley, British Columbia. The Company has multiple international production and distribution platforms across five continents. The Company intends to continue to rapidly expand its global footprint as it focuses on building an international iconic brand portfolio and developing disruptive intellectual property. Cronos Group is committed to building industry leading companies that transform the perception of cannabis and responsibly elevate the consumer experience.

Forward-looking statements
This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include Cronos Group's ability to make Spinach™ products available by the date recreational cannabis is legalized in Canada, its ability to attract and appeal to customers through its recreational brands, the quality of its products, the anticipated date of legalization of recreational cannabis in Canada, the potential effects of cannabis as well as the Cronos Group's intention to continue to rapidly expand its global footprint, build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. A discussion of some of the material risks applicable to Cronos Group can be found in its current MD&A and Annual Information Form, both of which have been filed on SEDAR and can be accessed at www.sedar.com. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Spinach™, the Spinach™  logo, Farm-To-Bowl™, Get-Your-Greens™ and COVE™ are trademarks of Cronos Group Inc.

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SOURCE Cronos Group Inc.

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%CIK: 0001656472

For further information: Anna Shlimak, Investor Relations, Tel: (416) 504-0004, investor.relations@thecronosgroup.com; Erin Del Giudice, Media, Mosaic Sales Solutions, Tel: (416) 347-9698, erin.delgiudice@mosaic.com

CO: Cronos Group Inc.

CNW 08:00e 13-SEP-18